UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132), on Form F-1, as amended (File No. 333-266050) and on Form F-1, as amended (File No. 333-276505), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Sale of Shares in ATM Program

On January 25, 2024, Evaxion Biotech A/S (the “Company”) sold 263,355 American Depositary Shares (the “ADSs”), representing 2,633,550 of the Company’s ordinary shares, DKK 1 nominal value, with each ADS representing ten (10) ordinary shares, at a volume weighted average price (VWAP) of USD $9.7559 per ADS. The ADSs were sold in an at-the-market (ATM) offering pursuant to the terms and subject to the conditions contained in that certain Capital Demand™ Sales Agreement between the Company and Jones Trading Institutional Services LLC dated October 3, 2022. After deducting fees and expenses, total proceeds to the Company from the sales of the ADSs were approximately $2,511,334.40. In connection with such sales, the Company registered a share capital increase of nominal DKK 2,633,550 with the Danish Business Authority with an effective date of January 26, 2024, all corresponding to an increase in the Company’s share capital to nominal DKK 40,540,546 through the issuance of such 263,355 ADSs representing 2,633,550 of the Company’s ordinary shares.

The Company’s Articles of Association were amended to reflect these issuances of these ordinary shares and are attached hereto as Exhibit 1.1.

Exhibits

Exhibit
No.	Description
1.1	Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: January 26, 2024	By:	/s/ Christian Kanstrup
Christian Kanstrup Chief Executive Officer